Exhibit 99.1

10 November 2015

National Grid plc

Half year report for the six months ended 30 September 2015

Steve Holliday, Chief Executive, said: “Our business has delivered a strong performance in the first half of the year while maintaining high standards of safety and reliability for our customers and increasing our level of investment. Headline profits have benefited from an excellent performance from our interconnectors and property activities, which are strongly weighted towards the first half.”

Strong first half performance:

●	Adjusted earnings per share of 28.4p, up 22%, principally driven by other activities

●	Investment of £1.9bn up 17% at constant currency

●	UK Regulated: progress towards another year of good performance

●	US Regulated:

¡	increased investment to over $1.4bn

¡	agreed increased capex and extended tracker in downstate New York

¡	full rate case filed for Massachusetts Electric

●	Other activities: very strong first half UK interconnector and property performance

●	Strong balance sheet maintained

¡	interim dividend of 15.00p per share in line with policy

Portfolio development:

●	Commencing a process for the potential sale of a majority stake in UK Gas Distribution

Financial results

Six months ended 30 September	Adjusted results[1]			Statutory results
Unaudited	2015	2014	% change	2015	2014	% change
Operating profit (£m)	1,836	1,611	14	1,849	1,636	13
Profit before tax (£m)	1,371	1,137	21	1,348	1,175	15
Earnings per share (p)	28.4	23.2	22	27.8	23.9	16

Outlook:

●	On track to deliver another year of good overall returns and dividend growth

●	Full year investment of around £3.7bn expected, driving asset growth of between 4% and 5%

Commenting on the outlook for the remainder of 2015/16, Steve Holliday added:

“Our UK Regulated businesses and other activities remain on track to deliver good performance this year. In the US, we have made significant progress, managing our cost base through a time of increased activity and we expect to maintain profits in line with last year.

In the second half of 2015/16 we will begin a process to rebalance our portfolio through the potential sale of a majority stake in our UK Gas Distribution business. Following a sale, National Grid’s portfolio of businesses will have a higher asset growth profile and will remain well positioned to deliver strong returns and a sustainable, growing dividend. The UK Gas Distribution business has been an important part of National Grid and the sale of a majority stake will realise some of the value we have created for our shareholders.”

1 ‘Adjusted results’ and a number of other terms and performance measures used in this document are not defined within accounting standards or may be applied differently by other organisations. For clarity, definitions of these terms have been provided on page 20. Prior year EPS has been adjusted to reflect the additional shares issued as scrip dividends, refer to note 6 on page 32.

National Grid	2015/16 Half Year Results Statement

CONTACTS

Investors

UK:
Aarti Singhal	+44 (0)20 7004 3170	+44 (0)7989 492447 (m)
Andy Mead	+44 (0)20 7004 3166	+44 (0)7752 890787 (m)
David Brining	+44 (0)1926 65 6844	+44 (0)7816 847918 (m)
Victoria Davies	+44 (0)20 7004 3171	+44 (0)7771 973447 (m)
Michael Ioanilli	+44 (0)20 7004 3006	+44 (0)7789 878784 (m)
Richard Foster	+44 (0)20 7004 3169	+44 (0)7768 294017 (m)

US:
George Laskaris	+1 929 324 4710	+1 917 375 0989 (m)
Tom Hull	+1 917 524 4099 (m)

Media

Gemma Stokes	+44 (0)1926 655272	+44 (0) 7974 198 333 (m)

Brunswick

Mike Smith	+44 (0)207 404 5959
Simon Maine	+44 (0)207 404 5959
Tom Burns	+44 (0)207 404 5959

CONFERENCE CALL DETAILS

An analyst presentation will be held at the London Stock Exchange at 09:15 (GMT) today.

There will be a live webcast of the results presentation available to view at http://view-w.tv/p/786-1014-16438/en. The presentation will be available through the same link as a replay this afternoon.

Live telephone coverage of the analyst presentation at 09:15 (GMT)

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National Grid	2015/16 Half Year Results Statement

STRATEGIC AND OPERATIONAL REVIEW

Portfolio of businesses to deliver asset growth and an attractive dividend backed by a strong balance sheet

National Grid believes that it can deliver best value to shareholders through maintaining a portfolio of businesses with strong operational performance alongside annual asset growth of around 5-7%. The Board considers that this level of growth is both attractive and also consistent with sustaining a strong balance sheet and generating the cash required to fund the dividend policy, growing at least in line with RPI for the foreseeable future.

Proposed majority sale of UK Gas Distribution business

The Board regularly reviews the composition of the portfolio. As part of this, National Grid is commencing a process for the potential sale of a majority stake in its UK Gas Distribution business.

The UK Gas Distribution business is a very attractive, mature business delivering good cash flows and return on equity. The Board believes there is now an opportunity to rebalance National Grid’s portfolio to deliver a higher asset growth profile and realise the value it has created in the networks.

The Group currently expects to grow its total regulated and other assets at around 5% p.a. over the next few years. The sale of a majority stake in the UK Gas Distribution business is expected to increase this growth rate towards the upper end of the Group’s range mentioned above.

Following completion of a sale, the Board expects to return substantially all of the net proceeds to shareholders, while maintaining the strong balance sheet that allows the Group to continue to fund its investment programme and maintain the policy of increasing dividend per share by at least RPI for the foreseeable future. The process is likely to be completed in early 2017.

Overall long term growth expectation remains attractive, demonstrating benefits of the portfolio

Capital investment across the business was £1,919m in the period, an increase of £273m or 17% (at constant currency) compared to the same period in 2014/15, primarily reflecting increased investment in the US and in UK Gas Distribution.

UK investment and growth expectation

Last year, the Company set out a range of expected investment by its UK regulated businesses of between £16bn and £20bn over the eight year period to 2020/21. The Company currently expects the level of spend to be closer to the lower end of the range as the energy sector in the UK evolves.

Industry developments in the period included amendments to financial incentives for some future renewable projects, an increase in the level of solar generation, which is expected to reach over 10GW by March 2016, delay to the Hinkley Point nuclear project and increased notification of closures of existing coal and gas fired plant before winter 2016/17. This is combined with a much lower level of new generation connections to the electricity transmission system than the industry expected at the start of the decade. In total, National Grid expects to connect around 11GW of new generation over the eight year RIIO-T1 period, less than half the baseline level anticipated at the start of the period in April 2013.

In the medium to longer term, National Grid expects levels of embedded generation in the UK to increase. This could require an increased level of investment in the electricity transmission system to enable greater two-way flow patterns across grid supply points, and manage the volatility of renewable generation in the most cost-effective manner for customers. Combined with continued investment in asset renewal, National Grid expects to deliver long-term asset growth in UK Electricity Transmission of around 6% p.a..

National Grid	2015/16 Half Year Results Statement

Accelerated US Regulated and Other activity growth

In the US, the Group has increased the level of investment activity from last year. National Grid has again accelerated gas main replacement activities and electricity system reinforcement to further improve safety and environmental performance while delivering improved network reliability for customers. This capital investment is expected to be a key feature of new regulatory filings and to drive underlying rate base growth in existing US network businesses of around 7% p.a. for the next few years.

In addition, the Group is progressing proposed investments in UK interconnectors and a number of FERC regulated growth opportunities in the US.

Businesses continue to perform well and make progress with regulatory arrangements

In the first six months of the year, National Grid continued to drive capital and operating cost efficiencies across its network businesses, reinforcing the Group’s expectation for another year of strong UK operational returns and steady US profits. National Grid increased its level of network investment, particularly in its US operations, and progressed two new UK interconnectors to Belgium and Norway, alongside a number of other projects outside of its existing network businesses. As a result, the Group is on track to deliver similar overall returns on equity to 2014/15 and asset growth of between 4% and 5% for the full year. This partly depends on the level of annual RPI inflation in the UK, which continues to be below the long run average. This will also impact the Group Value Added metric for the current year.

In the UK, investment in the transmission businesses continues at broadly the same level as last year while gas distribution investment has increased. The UK business maintains its drive for outperformance under its regulatory arrangements, delivering outputs at lower cost than the regulatory targets alongside good incentive performance.

In the US, the business has commenced a new round of full rate case filings, starting with the filing for Massachusetts Electric on 6 November, with new rates expected to take effect in October 2016. These filings are expected to capture the benefit of recent increased investments in asset replacement and network reliability and reflect long-term growth in costs, including property tax and healthcare costs. Along with a clear focus on productivity, the filings are key to improving achieved returns in the Company’s US distribution activities. Following the Massachusetts Electric filing the business expects to file rate plans for the two New York downstate gas companies, KEDNY and KEDLI, in January 2016 with new rates to take effect in January 2017. In the meantime the Group has agreed a number of interim filings, including updated capital trackers and environmental cost recoveries in downstate New York.

National Grid’s other businesses again made valuable contributions to Group performance, in particular, the Property business from asset sales in London and South East England as well as increased revenues from the French and BritNed Interconnectors. US corporate costs reduced significantly, reflecting the absence of US financial system stabilisation costs this year. Together with a gain on the exchange of the Group’s stake in the Iroquois pipeline for shares in Dominion Midstream Partners, LP National Grid’s other businesses contributed significantly to an overall first half increase in earnings.

Maintained strong safety and reliability for customers

The Group targets world class safety performance, measured as a lost time injury frequency rate of 0.10 or better (i.e. less than 0.1 lost time injuries per 100,000 hours worked in a 12 month period) and has achieved this target for three out of the last four months. The business remains focused on maintaining this good level of performance as it goes into the winter period.

This encouraging safety performance has been achieved throughout a period of increased network investment activity, and the business has also maintained a very good level of reliability over this

National Grid	2015/16 Half Year Results Statement

period. The business responded effectively to major outages, in Rhode Island following a large storm in August which caused outages for 25% of customers, and during a September storm in the upstate New York service area. The Group continues to receive positive feedback from customers and regulators on restoration efforts.

In the UK, National Grid has implemented further improvements to its winter preparedness plans, to ensure minimal system constraints and good compressor availability over the higher demand months. This is particularly important as margins in the UK become tighter due to the ongoing closure of existing generation plant. Reflecting this reduced generation availability, National Grid has purchased additional supplemental balancing reserves, as it did last winter, to secure supplies for customers, achieving a considerably reduced unit cost. As a result the Company believes it has the tools it needs to manage a wide range of supply and demand scenarios for the coming winter.

Businesses continue to deliver efficiency savings to create value under regulatory arrangements

To maximise the benefit of National Grid’s regulatory arrangements, the Company continues to focus on improving the efficiency and effectiveness of its operations through innovation and an ongoing performance improvement agenda. Alongside value for money, customers also need safe and reliable networks and good customer service, which sets out the foundation for the critical, non-financial success factors for the long-term performance of the Group.

UK focus on performance excellence drives efficiencies and significant savings to customers

In the UK, the businesses continue to deliver totex efficiencies, in particular in relation to the mains replacement programme in UK Gas Distribution and on both load and non-load related spend in UK Electricity Transmission. This is being achieved through a focus on delivering the lowest sustainable cost solutions for delivering customer outputs. These solutions are the result of a variety of approaches, including contracting efficiencies, improved design and project planning and alternative “no-build” solutions to delivering the benefits of traditional capital and replacement projects. The business is further expanding the use of the performance excellence framework to drive further efficiencies.

The RIIO-T1 and RIIO-GD1 price controls included provision for a potential mid-period review. In the second half of the year Ofgem is expected to consult on potential issues that may be relevant for such reviews. Any mid-period reviews are expected to focus on changes to outputs that can be justified by clear changes in government policy and new outputs that are needed to meet the needs of consumers and other network users. The reviews would not re-open the RIIO-T1 or RIIO-GD1 price controls or change the key financial parameters. As a result the Group expects customers to continue to be able to benefit from innovation and initiatives throughout the full eight year RIIO period.

US focus on leveraging new system benefits and updating rate plans

In the US, the financial system is now providing comprehensive performance management data. In addition, further performance responsibility has been devolved to the jurisdictional teams with an enhanced central monitoring and review process led by the US CEO. This is enabling the business to drive operational performance and offset, at least in part, a number of the upward cost pressures that currently exist, including mains repair costs.

The improved system data is also enabling the Group to restart a regular process of rate filings, with the first of these being the filing for Massachusetts Electric which was submitted on 6 November 2015.

National Grid	2015/16 Half Year Results Statement

Access to innovative, low cost funding options enabled by a strong balance sheet

The Group’s balance sheet remains strong after another period of significant investment in new assets. National Grid continues to enjoy strong investment grade credit ratings from Moody’s, Standard & Poor’s and Fitch.

Continued added value through low cost debt issuance

Since 1 April 2015, the Group has raised just under £1bn of new capital markets financing through six new bond issuances, including a £400m non-dilutive, cash-settled convertible bond issued in September 2015. At the same time, the Group purchased call options to offset the embedded option in the bond. This innovative approach provided attractively priced funding from an additional source of liquidity for the Group.

National Grid has also commenced drawing the £1.5bn EIB loan that was signed in November 2014. The drawdowns to date have been in RPI linked form and are at attractive rates. National Grid has also extended the drawdown deadline by 10 months, allowing extra time to access this low cost funding.

As a result, the Group considers that it has good liquidity at the current time, in line with its risk policy. Over the next few years, National Grid expects to raise, on average, around £2bn to £3bn of new long-term debt every year to finance growth and refinance maturing debt.

Scrip dilution actively managed while maintaining appropriate credit metrics

Take-up of the scrip option for the final dividend was approximately 24%, resulting in the issuance of 29m new shares in August 2015 (just under 1% of existing voting shares) in lieu of approximately £250m of dividend payments. Consistent with the announcement in the full year results statement issued in May 2015, and reflecting the Group’s healthy financial position, the Company has repurchased 29m shares in the market during the period. The Company’s goal is to reduce the dilutive effect of the scrip as much as possible to the extent that is consistent with maintaining the Group’s strong financial position as reflected in its credit ratings.

Board changes

As previously announced, on 1 April 2015, Dean Seavers joined the Board and the Executive Committee as Executive Director, US.

On 3 November 2015, National Grid announced that Steve Holliday had informed the Board that he wished to retire as Chief Executive Officer (CEO) and leave the Company in 2016. He will be succeeded as CEO by John Pettigrew, currently Executive Director of the Group’s UK operations. Steve will remain CEO until the end of this financial year (31 March 2016) and will remain on the Board until July 2016, to support John with the transition.

Interim dividend up 0.29p to 15.00p, in line with policy to pay 35% of full year 2014/15

The Board has approved an interim dividend of 15.00p per ordinary share ($1.1323 per American Depositary Share2). This represents 35% of the total dividend per share in respect of the last financial year 2014/15 in line with the dividend policy announced in March 2013. The interim dividend is expected to be paid on 13 January 2016 to shareholders on the register as at 27 November 2015. A scrip dividend alternative will be offered for this interim dividend.

The Group’s dividend policy is to grow the ordinary dividend per share at least in line with the rate of RPI inflation each year for the foreseeable future. The 2015/16 interim dividend of 15.00p represents a 0.29p (2.0%) increase over the interim dividend for the year ended 31 March 2015 of 14.71p. It is

2 The figure shown is gross of a $0.01 per ADS dividend fee.

National Grid	2015/16 Half Year Results Statement

expected that the final dividend paid next August in respect of the year ending 31 March 2016 will reflect the remaining monetary value of the percentage increase for the year as a whole. The total dividend in respect of the year ended 31 March 2015 was 42.87p per ordinary share.

OUTLOOK

National Grid remains on track to deliver another year of good overall returns and dividend growth. Capital expenditure is expected to be around £3.7bn, driving asset growth of between 4% and 5% this year.

The UK Regulated businesses and other activities remain on track to deliver good performance this year. In the US, the Company has made significant progress, managing its cost base through a time of increased activity and expects to maintain profits in line with last year.

In the second half of 2015/16 National Grid will begin a process to rebalance its portfolio through the potential sale of a majority stake in its UK Gas Distribution business. Following a sale, National Grid’s portfolio of businesses will have a higher asset growth profile and will remain well positioned to deliver strong returns and a sustainable, growing dividend. The UK Gas Distribution business has been an important part of National Grid and the sale of a majority stake will realise some of the value the Group has created for shareholders.

National Grid	2015/16 Half Year Results Statement

FINANCIAL REVIEW

Unless otherwise stated, all financial commentaries are given on an adjusted basis at actual exchange rates. For definitions see the basis of presentation and definitions sections on page 20 of this statement

Operating profit	Six months ended 30 September
(£m)	2015	2014*	% change
UK Electricity Transmission	610	687	(11)
UK Gas Transmission	159	110	45
UK Gas Distribution	428	434	(1)
US Regulated	351	273	29
Other activities	288	107	169
Group operating profit	1,836	1,611	14

Other selected financial information	Six months ended 30 September
(£m)	2015	2014	% change
Depreciation and amortisation	(796)	(721)	(10)
Net finance costs	(493)	(492)	-
Taxation	(302)	(258)	(17)
Share of post-tax results of joint ventures	28	18	56
Earnings attributable to non-controlling interests	2	(4)	150
Earnings attributable to equity shareholders	1,067	883	21

Other selected financial information	Six months ended 30 September
(£m) – constant currency	2015	2014	% change
US Regulated operating profit*	351	299	17
Other activities operating profit*	288	101	185
Group operating profit	1,836	1,631	13
Timing adjustment	23	31	(26)
Operating profit excluding timing	1,859	1,662	12
Depreciation and amortisation	(796)	(744)	(7)
Net finance costs	(493)	(518)	5

  *2014 reflects reclassification of £34m of financial controls remediation costs from other activities to US Regulated business

National Grid	2015/16 Half Year Results Statement

Operating profit was £1,836m, up £225m on the same period last year at actual exchange rates. The period on period movement in exchange rates had a £20m favourable impact on operating profit. On a constant currency basis, operating profit was up £205m or 13%.

This included a period on period timing adjustment of £8m.

Over/(under)-recovery (estimated) (£m) – constant currency	Six months ended 30 September		Period on period
	2015	2014	change
Balance at start of period (restated)	5	40
In-year over/(under)-recovery	(23)	(31)	8
Balance at end of period	(18)	9

Operating profit	1,836	1,631	205
Adjust for timing differences	23	31	(8)
Operating profit excluding timing	1,859	1,662	197

As a result, operating profit excluding timing increased by £197m, 12%, on a constant currency basis.

Net revenue for the Group’s regulated businesses increased by £70m. This was mainly driven by an increase in US revenues from capex trackers and additional revenue under existing rate plans, and higher UK Gas Distribution allowed revenues in the third year of the RIIO price controls. This was partly offset by the effect of incentive sharing mechanisms, output adjustments, and the non-recurrence of a legal settlement in UK Electricity Transmission. Post-retirement costs increased by £14m and bad debts increased by £3m. Regulated depreciation and amortisation increased by £46m reflecting increased investment, and regulated controllable costs were in line with prior year. Other costs, including the impact of year-on-year changes in environmental liabilities decreased by £3m. Other activities contributed £187m more than in the same period last year, principally reflecting the increase in revenue from property sales and interconnectors, the completion of US system implementation in the first half of 2014/15 as well as the gain from the exchange of the Group’s stake in the Iroquois pipeline.

Interest and taxation

Net finance costs were £493m, £25m lower than the same period in 2014/15 at constant currency. This was primarily due to a reduced level of RPI inflation, the continued refinancing of debt at marginally lower prevailing interest rates and also the benefit of debt repurchases in 2014/15.

The effective interest rate on treasury managed debt for the period was 3.7% compared to 4.5% in the first 6 months of 2014/15.

Profit before tax was up £234m at actual exchange rates to £1,371m.

The tax charge on profit was £302m, £44m higher than the same period last year, reflecting the increased profit in the period. The reported effective tax rate reduced to 22.0% compared to the 22.7% in the same period last year, primarily reflecting the decreased UK corporation tax rate, in part offset by an increased proportion of US profits before tax.

Other earnings metrics, EPS, exceptional and statutory earnings

The share of post-tax results of joint ventures and associates was £28m, up £10m from the same period in 2014/15 reflecting an increased contribution from the BritNed interconnector.

Earnings attributable to non-controlling interests were £2m (compared to a net loss of £4m in the first six months of 2014/15).

In total, earnings attributable to equity shareholders were up £184m compared to the same period last year at £1,067m. Earnings per share increased 22% from 23.2p in the first six months of 2014/15

National Grid	2015/16 Half Year Results Statement

(restated for the impact of shares issued under the scrip dividend programme) to 28.4p. Excluding the impact of timing, earnings per share increased by 20% period on period to 28.3p.

Exceptional items and remeasurements reduced statutory earnings by £20m after tax. A detailed breakdown of exceptional items and remeasurements can be found in note 3 on page 30. After these items and non-controlling interests, statutory earnings attributable to equity shareholders were £1,047m, 15% higher than the first half of 2014/15 (£908m).

Statutory basic earnings per share increased to 27.8p compared with 23.9p for the same period last year (restated for the impact of shares issued under the scrip dividend programme).

Cash flow

Operating cash flow, before exceptional items, remeasurements and taxation, was £2,681m, £114m higher than the same period in 2014/15 driven in part by increased regulated income in the US business, higher interconnector revenues, and the absence of US system stabilisation costs.

Funding and net debt

Net debt at 30 September 2015 was £24.6bn, £677m higher than at 31 March 2015 (£23.9bn). The business generated strong operating cash flows during the period. The impact of the slightly weaker US dollar, moving from a rate of $1.49/£1 at 31 March 2015 to $1.51/£1 at 30 September 2015, reduced net debt by approximately £270m. Excluding the impact of foreign exchange movements, net debt increased by approximately £950m over the period.

National Grid	2015/16 Half Year Results Statement

REVIEW OF OPERATIONS

Six months ended 30 September	Adjusted operating profit		Capital investment
(£m), at actual exchange rates	2015	2014*	2015	2014
UK Electricity Transmission	610	687	514	514
UK Gas Transmission	159	110	91	85
UK Gas Distribution	428	434	286	226
US Regulated	351	273	933	649
Other activities	288	107	95**	105**
Total Group	1,836	1,611	1,919	1,579

*2014 reflects reclassification of £34m of financial controls remediation costs from other activities to US Regulated business

**including investment in joint ventures, excluding £55m (2014: £nil) equity contribution to St William property joint venture

UK Electricity Transmission

Operating profit was £77m lower in the first six months of the year, compared to the first six months of 2014/15, reflecting decreased regulatory revenue allowances as performance benefits and output adjustments from 2013/14 are shared with customers under the RIIO regulatory arrangements. The decrease also reflected a non-recurring £53m benefit relating to legal settlements last year, increased depreciation and some operating cost increases. Timing increased operating profit in the period by £33m.

Electricity Transmission investment was £514m, in line with last year’s level. Around half of the investment was associated with non-load related activities including for example the London Power Tunnels.

The UK Electricity Transmission business expects to deliver its regulatory outputs for the year for a level of totex below the associated regulatory allowance. This reflects continued delivery of efficiencies in the capital programme and non-load related and maintenance activities in particular. Following a very strong performance in 2014/15, the business expects to deliver a similarly strong level of totex incentive performance for this year as a whole. Totex for the first half of the year was approximately £650m compared to £600m in the first half of 2014/15.

At this half way point in the year, the business is performing well compared to the targets of annual revenue incentive schemes and expects to deliver a good incentive outturn for the whole year. The maximum profit available under the balancing services incentive scheme (BSIS) has increased this year to £30m, with the sharing factor increased to 30% following the reset of the scheme as at April 2015.

On 30 September 2015 Ofgem published its decision in relation to additional site security costs. This has set an allowance of approximately £580m over the RIIO period to enhance security at critical sites of which approximately £370m is in the UK Electricity Transmission business. Ofgem also reviewed the efficiency of some historic spend in the last price control period. This review will result in a reduction in UK regulated asset value of approximately £60m of which around £25m relates to UK Electricity Transmission. Separately, in the period, the business identified around £500m of potential new projects for enhancing visual amenity including the replacement of existing pylons with underground lines.

The Winter Outlook, published on 15 October 2015, indicates that sufficient generation is expected to be available for the winter of 2015/16 to meet the government targeted security of supply standard. This includes the benefit of around 130MW (de-rated) of demand-side balancing reserve (DSBR) and 2.3GW (de-rated) of supplemental balancing reserve (SBR) procured under a tender process managed by National Grid, approved by Ofgem and supported by DECC over the summer. The total SBR and DSBR mechanisms are expected to provide additional capacity over the period of peak demand.

National Grid	2015/16 Half Year Results Statement

Following the announcement of further coal plant closures for March/April 2016 the outlook for 2016/17 shows further reductions in underlying supply margin and it is expected that procurement of DSBR and SBR services will be required for winter 2016/17.

The UK Electricity Transmission business has further improved its processes in relation to winter preparation this year. This has been designed to ensure maximum availability of transmission assets throughout what is expected to be the tightest winter for a number of years in terms of electricity supply margin.

UK Gas Transmission

UK Gas Transmission operating profit increased by £49m in the first six months of the year, compared to the first six months of 2014/15, reflecting lower prior year revenues which were phased more than usual towards the second half of the year. This increase was partly offset by higher controllable costs and increased depreciation. Timing increased operating profit in the period by £51m.

As last year, capital investment was almost entirely driven by non-load related investment including compressor replacement. As part of this work, the business commissioned two new electric drive compressors at St Fergus in the period. The business also continued its excellent safety record, with the Operations and Asset Management team having worked for over two years without a lost time injury (LTI) and the specialist pipeline maintenance centre having passed 1,000 days LTI free.

The UK Gas Transmission business expects to deliver its regulatory outputs for the year for a level of totex broadly in line with the associated regulatory allowance. As a result, the business does not expect totex incentive performance to significantly affect achieved returns for the year as a whole. Totex for the first half of the year was approximately £150m compared to around £130m in the first half of 2014/15.

At this half way point in the year the business expects to deliver a good outturn for the year under annual revenue incentive schemes as a whole, although below the exceptionally high level delivered in 2014/15 due to the expiry of the gas permit incentive scheme. During the period, Ofgem published final stakeholder scores for 2014/15, confirming that UK Gas Transmission had increased its score for the second year of RIIO, earning additional incentive revenues.

The business continues to work with Ofgem to determine appropriate levels of workload and investment over the remainder of the RIIO-T1 period associated with compressor emissions and reliability.

The Winter Outlook, published on 15 October 2015, indicates that sufficient gas supply and gas in storage is expected to be available for the winter of 2015/16 to meet the demands of a 1 in 20 winter. The UK Gas Transmission business has further improved its processes in relation to winter preparation this year in order to ensure maximum availability of its assets during the highest demand periods of the year.

UK Gas Distribution

Operating profit in the first six months decreased by £6m compared to the first six months of 2014/15. Increased regulatory revenue, principally due to increased allowances relating to the tax treatment of replacement expenditure, was offset by increased depreciation and increases in operating costs. Timing reduced operating profit in the period by £5m.

Investment was principally driven by £224m of replacement expenditure compared to £170m in the first half of 2014/15. This reflected an increased level of workload, in line with the business’ target to replace a required length of main over the course of the RIIO-GD1 period. Totex for the first half of the year was approximately £480m compared to £410m in the first half of 2014/15.

National Grid	2015/16 Half Year Results Statement

UK Gas Distribution is focused on improving key regulatory performance metrics across its networks over the course of 2015/16. The business is working closely with the partners of its Gas Distribution Strategic Partnerships, Balfour Beatty and tRIIO, ensuring that sharing of best practice and innovation continues to deliver benefits, and the required workload increases for this year and next year are resourced most effectively in order to drive maximum benefit from the contractual arrangements and continued savings for customers.

The UK Gas Distribution business is also continuing its initiatives to deliver improved levels of customer service scores for 2015/16, in particular in planned interruptions and customer connection activities.

US Regulated

Operating profit in the first six months increased by £52m (on a constant currency basis), compared to the first six months of 2014/15, reflecting increased revenues from existing rate agreements including the third year of Niagara Mohawk’s three-year rate plans. It also reflected increased revenue under capex tracker mechanisms associated with increased investment approved over the last 12 months in the Massachusetts and downstate New York gas businesses. Operating profit also benefited from a period on period decrease in total operating costs. Timing reduced operating profit in the period by £102m.

The Company continued its focus on operational progress and efficiency improvements. Controllable costs decreased by £45m (on a constant currency basis) compared to the first half of 2014/15, primarily from lower gas leak and system integrity expenses and reduced financial controls remediation costs. While gas repair costs were lower than last year, they remain above historic levels due to extreme cold weather and higher public awareness. Lower environmental provisions and lower storm costs were offset by higher pension costs reflecting lower discount rates and higher depreciation reflecting the increased investment programme.

The US business continues to increase levels of investment in both electricity and gas distribution system reinforcement. The first six months of the year reflected higher spend on gas mains replacement, gas customer growth, system reinforcement and a small investment in solar generation in Massachusetts. Overall, US regulated investment in the first half of the year was £222m higher (on a constant currency basis) compared to the first half of 2014/15.

Additional investment in the year is expected to deliver an increase in the level of underlying rate base growth. National Grid now expects to grow US rate base by around 7% in the current year. This should drive future revenues, but places additional pressure on US GAAP performance metrics until such time as this level of increased investment, and its benefit to rate base, is fully reflected in updated regulatory allowances. Partly as a result, the US business continues to expect 2015 operational return on equity to be around 8%, a little lower than the 8.4% achieved in 2014.

The business continues to develop and improve its processes for storm restoration activities. In August the New England region, primarily Rhode Island, was hit by severe storms with torrential rain, lightning, and wind gusts as high as 80 mph, causing significant damage to National Grid’s transmission and distribution lines. In Rhode Island, this resulted in a peak outage count of 121,000 customers, greater than the peak outage in that state caused by Superstorm Sandy three years ago. By putting into practice the Group’s improved response plans, National Grid restored power to over 90% of these customers in the first 48 hours.

On 6 November, the Company filed for new rates with the Massachusetts Department of Public Utilities (DPU) in respect of the Massachusetts Electric business. The filing seeks an increase in annual distribution revenues of $143m per annum to better align the rates with the Company’s current cost of service and recent investments. The Company’s requests will permit it to continue its focus on improved customer service and update the rate base to fully remunerate the Company for past investments. The rate filing process is expected to take around 11 months.

National Grid	2015/16 Half Year Results Statement

In addition, on 15 October 2015, the New York Public Service Commission (PSC) approved National Grid’s Downstate New York gas business’ (KEDNY) request for a two year extension of its existing capital tracker deferral mechanism. This will cover up to $900 million of investments over 2015 and 2016, partly related to mains replacement and new customer growth, allowing KEDNY to earn an appropriate return on this additional investment. As a result, this is expected to have a positive impact on achieved returns. In addition, the PSC approved KEDNY’s request for a revenue increase of $37.5m p.a., effective 1 November to recover costs relating to environmental investigation and remediation work in a more timely fashion. This additional revenue has no expected impact on achieved returns, but will allow for the more timely recovery of cash expenses incurred.

The Company continues to work with regulators and industry to advance the modernisation of the existing grid in its service territories. National Grid is seeking to determine how best to deliver the benefits of new power technology and embedded generation for all customers in the most affordable manner. In the medium term, this may become a significant source of additional growth for the business.

On 19 August 2015, National Grid submitted a grid modernisation plan for the Massachusetts Electric Company to the Massachusetts DPU. The filing considers how customers could benefit from advanced technologies on the electric grid, including communications, metering and distribution system automation and submitted four alternatives for consideration with a range of associated additional investment from $225 million to $830 million in total over five years.

On 1 July 2015, National Grid submitted four proposed demonstration projects to state regulators as part of Track 1 of the New York PSC proceeding on Reforming the Energy Vision, or REV. The projects will evaluate the integration of clean energy such as solar, review new technologies such as microgrids, and provide more control for customers through smart devices. The first project which has received recent approval is a fully funded trial of a neighbourhood solar demonstration project in the Company’s western New York service area.

National Grid	2015/16 Half Year Results Statement

Other activities

Six months ended 30 September	Operating profit		Capital investment**
(£m) at actual exchange rates	2015	2014*	2015	2014
French interconnector	81	51	2	-
Metering	84	87	20	22
Grain LNG	39	38	11	19
Property	61	26	-	1
North Sea Link	-	-	11	-
UK corporate and other activities	(21)	(29)	9	7
Subtotal: UK	244	173	53	49
US corporate and other activities	44	(66)	12	56
Total	288	107	65	105
Total at constant currency	288	101	65	100

Share of post-tax results of joint ventures and associates	28	18	30	-

  *2014 reflects reclassification of £34m of financial controls remediation costs from other activities to US Regulated business

  **including investment in joint ventures, excluding £55m (2014: £nil) equity contribution to St William property joint venture

Operating profit in other activities increased by £187m at constant currency. Operating profit in the first six months of the year reflected strong performance by the French interconnector (up £30m) due mainly to favourable power price differentials between France and the UK and increased Property operating profits (up £35m) driven by the sale of sites at Northfleet and Tottenham.

In the UK, corporate and other activity costs were slightly lower period on period. US corporate and other activity costs reduced by £67m, mostly due to the completion of the major US financial systems upgrade. US corporate and other activities also benefitted from a £49m gain on the exchange of National Grid’s share of the Iroquois pipeline joint venture for shares in Dominion Midstream Partners, LP.

On 13 October, National Grid joined as a limited partner in an Energy Impact Partners Fund LLC (EIP) which will focus on investments to optimise energy consumption and improve sustainable energy generation. National Grid believes that working with EIP will enable the Group to benefit from technological innovation and will help the Company to identify and effectively plan for the changes to its existing business that will accompany new technologies.

National Grid continues to make further progress on the development of new interconnectors with mainland Europe. In June, National Grid and Elia announced Siemens and J-Power Systems, a subsidiary of Sumitomo Electric Industries, as the two primary contractors to build the NEMO Link interconnector between Great Britain and Belgium. The contracts, valued around €500m, are to build the converter stations in Kent and Zeebrugge and to design, manufacture and install the cable.

In July, National Grid and Statnett announced the award of €1.5 billion of construction contracts relating to the North Sea Link electricity interconnector (previously known as NSN Link) between Great Britain and Norway. North Sea Link has contracted with Prysmian and Nexans to deliver the cable needed for the 740 kilometre route length and with ABB to build the converter stations in both the UK and Norway.

National Grid has exchanged contracts to sell three sites to St William Homes, its joint venture with Berkeley Group plc., which will release around 23 acres of land for the development of over 2,300 homes in London and the South East. Further conditions remain to be met prior to sale completion and, as a result, no profits on sale have been recognised in this period. Once completion takes place, National Grid’s Property business would expect to recognise half of any uplift of the transfer price compared to the book value. The Company expects to see the first benefits to operating profit in 2016/17. National Grid is continuing negotiations on the next tranche of sites.

National Grid	2015/16 Half Year Results Statement

Joint Ventures

Joint ventures contributed £28m to profit before tax in the first six months of the year compared to £18m in the same period last year, primarily related to strong performance of the BritNed interconnector derived principally from the power price differential between the Netherlands and the UK as well as through the provision of ancillary services.

Investment in joint ventures in the first six months of the year included £19m in relation to the start of construction of the NEMO Link interconnector.

On 29 September 2015, National Grid exchanged its 20.4 percent equity ownership in the Iroquois gas transmission pipeline in the US for a $225.4 million stake in Dominion Midstream Partners, LP. This took the form of approximately 6.8 million Dominion Midstream common units. Dominion Midstream has existing interests in the Cove Point LNG facility and the Carolina Gas Transmission Company and is expected to grow further through future contributions of assets. National Grid believes that the agreement to contribute its stake in the Iroquois pipeline represents good value for shareholders and will improve the underlying liquidity of the asset. The transaction gave rise to a gain in other activities of £49m.

National Grid	2015/16 Half Year Results Statement

TECHNICAL GUIDANCE

National Grid provides technical guidance to aid consistency across a range of modelling assumptions of a technical, rather than trading or core valuation, nature. The Company may provide appropriate updates to this information on a regular basis as part of its normal reporting. The outlook and technical guidance contained in this statement should be reviewed, together with the forward looking statements set out in this release, in the context of the cautionary statement.

UK regulated operations: Performance measures

Totex outperformance against regulatory target levels in UK Gas Distribution and UK Electricity Transmission is expected to remain at similar levels in 2015/16 compared to 2014/15.

Other incentive performance in 2015/16 is expected to reduce somewhat compared to the previous year, reflecting the strong performance in 2014/15, particularly in the Gas Transmission permit scheme which is not available going forward.

Contributions to Returns on Equity resulting from performance in previous price controls are expected to reduce in Gas Transmission compared to 2014/15, following the agreed profile determined by the RIIO regulatory outcome.

Investment in UK regulated operations is expected to continue at broadly similar levels to 2014/15. Combining investment with the benefit of totex performance on the RAV, National Grid expects similar levels of real RAV growth in 2015/16 to the levels in 2014/15.

UK regulated operations: Earnings items

In November 2014, Ofgem ran the financial models that calculate substantial elements of the revenue allowances for National Grid’s UK regulated businesses. The outcome of these model runs (known as the ‘MOD adjustments’) were in line with National Grid’s expectations.

The ‘MOD adjustments’ for UK Electricity Transmission in 2015/16 will reduce net revenues by approximately £130m compared to Ofgem’s original base case. This reflects, in part, sharing of an element of the significant efficiency savings delivered in the first year of the UK RIIO price controls, with National Grid’s performance providing immediate benefits to customers. The reduction will be partially offset by other allowed revenue growth. As a result, excluding the impact of timing and annual incentive performance (and the benefit of one off legal settlements in 2014/15), net revenues in UK Electricity Transmission in 2015/16 are expected to reduce by approximately £50m compared to 2014/15.

On the same basis, the MOD adjustments in UK Gas Transmission should contribute to net revenues for 2015/16 that are in line with those in 2014/15. UK Gas Distribution net revenues are expected to increase by approximately £50m including increased revenue allowances relating to tax costs.

In addition, headline year on year net revenue movements are expected to be impacted by under and over recoveries of revenue during 2014/15 and the recovery of some of the timing balances created in 2013/14. These balances relate to revenue over and under recoveries, adjustments relating to incentive performance and some cost true ups.

UK depreciation is expected to increase, reflecting the impact of continued high levels of capital investment.

US regulated operations: Performance measures

Overall US Return on Equity is expected to reflect a broadly flat level of operating profit compared to calendar year 2014 and also to be affected by the rate base growth delivered last year. As a result, US Return on Equity is expected to be around 8% in 2015.

National Grid	2015/16 Half Year Results Statement

US regulated operations: Earnings measures

US regulated operating profit in 2014/15 was £1,134m, excluding the impact of timing. Increased revenue in 2015/16 from existing rate plans and tracker mechanisms is expected to be broadly offset by increased costs and depreciation.

Other activities

Overall operating performance from the Property and French Interconnector businesses is expected to be higher than that in 2014/15, although performance in the second half of the year is not expected to be as strong as that in the first half. The Metering and Grain LNG businesses are expected to deliver full year results similar to the level in 2014/15.

Costs associated with US financial system and process implementation impacted the results for other activities in 2014/15 by £56m. These costs are not expected to recur in 2015/16.

Interest and Taxation

Net finance costs for 2015/16 are expected to be broadly consistent with those in 2014/15.

For the full year 2015/16, the effective tax rate is expected to be to be around 24%.

Investment, Growth and Net Debt

Overall Group capital expenditure for 2015/16 is expected to increase to around £3.7bn.

Cash flow before capex and shareholder returns is expected to reduce slightly reflecting lower working capital inflows and increased US pension contributions.

Net debt is expected to increase by around £1.5bn during 2015/16, excluding the effect of any exchange rate impacts or net scrip dividend dilution.

National Grid	2015/16 Half Year Results Statement

PROVISIONAL FINANCIAL TIMETABLE

26 November 2015	Ordinary shares go ex-dividend

27 November 2015	Record date for 2015/16 interim dividend

3 December 2015	Scrip reference price announced

11 December 2015	Scrip election date for 2015/16 interim dividend

13 January 2016	2015/16 interim dividend paid to qualifying shareholders

19 May 2016	2015/16 preliminary results

2 June 2016	Ordinary shares go ex-dividend

3 June 2016	Record date for 2015/16 final dividend

9 June 2016	Scrip reference price announced

June 2016	Annual Report and Accounts published

June/July 2016	Scrip election date for 2015/16 final dividend

25 July 2016	Annual General Meeting, ICC, Birmingham

10 August 2016	2015/16 final dividend paid to qualifying shareholders

National Grid	2015/16 Half Year Results Statement

APPENDIX: BASIS OF PRESENTATION AND DEFINITIONS

BASIS OF PRESENTATION

Adjusted and Statutory Results

Unless otherwise stated, all financial commentaries in this release are given on an adjusted basis at actual exchange rates. Prior year earnings per share figures are restated to reflect the impact of additional shares issued as scrip dividends (refer to note 6 on page 32).

‘Adjusted’ results are a key financial performance measure used by National Grid, being the results for continuing operations before exceptional items and remeasurements. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not fully effective. Commentary provided in respect of results after exceptional items and remeasurements is described as ‘statutory’. Further details are provided in note 3 on page 30. A reconciliation of business performance to statutory results is provided in the consolidated income statement on page 22.

DEFINITIONS

Constant currency

‘Constant currency basis’ refers to the reporting of the actual results against the results for the same period last year which, in respect of any US$ currency denominated activity, have been translated using the average US$ exchange rate for the six months ended 30 September 2015, which was $1.54 to £1.00. The average rate for the six months ended 30 September 2014, was $1.68 to £1.00.

Earnings per share

Prior year earnings per share figures are restated to reflect the impact of additional shares issued as scrip dividends.

Post-retirement costs

Post-retirement costs include the cost of pensions and other post-employment benefits.

Timing

Under the Group’s regulatory frameworks, the majority of the revenues that National Grid is allowed to collect each year are governed by a regulatory price control or rate plan. If a company collects more than this allowed level of revenue, the balance must be returned to customers in subsequent years, and if it collects less than this level of revenue it may recover the balance from customers in subsequent years. These variances between allowed and collected revenues give rise to “over and under-recoveries”. In addition, a number of costs in both the UK and the US are pass-through costs (including substantial commodity and energy efficiency costs in the US), and are fully recoverable from customers. Any timing differences between costs of this type being incurred and their recovery through revenues are also included in over and under-recoveries. In the UK, timing differences also include an estimation of the difference between revenues earned under revenue incentive mechanisms and any associated revenues collected. UK timing balances and movements exclude any adjustments associated with changes to controllable cost (totex) allowances or adjustments under the totex incentive mechanism.

Identification of these timing differences enables a better comparison of performance from one period to another. Opening balances of under and over-recoveries have been restated where appropriate to correspond with regulatory filings and calculations.

Totex

Under the UK RIIO regulatory arrangements the company is incentivised to deliver efficiencies against cost targets set by the regulator. In total, these targets are set in terms of a regulatory definition of combined total operating and capital expenditure, also termed “totex”. The definition of totex differs from the total combined regulated controllable operating costs and regulated capital expenditure as reported in this statement according to IFRS accounting principles. Key differences are capitalised interest, capital contributions, exceptional costs, costs covered by other regulatory arrangements and unregulated costs.

National Grid	2015/16 Half Year Results Statement

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition for onshore transmission, and grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 173 to 176 of National Grid’s most recent Annual Report and Accounts. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

National Grid	2015/16 Half Year Results Statement

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Consolidated income statement for the six months ended 30 September		2015	2014
	Notes	£m	£m

Revenue	2(a)	6,854	6,364
Operating costs		(5,005)	(4,728)

Operating profit
Before exceptional items and remeasurements	2(b)	1,836	1,611
Exceptional items and remeasurements	3	13	25
Total operating profit	2(b)	1,849	1,636

Finance income	4	6	9

Finance costs
Before exceptional items and remeasurements	4	(499)	(501)
Exceptional items and remeasurements	3	(36)	13
Total finance costs	4	(535)	(488)

Share of post-tax results of joint ventures and associates		28	18

Profit before tax
Before exceptional items and remeasurements	2(b)	1,371	1,137
Exceptional items and remeasurements	3	(23)	38
Total profit before tax	2(b)	1,348	1,175

Tax
Before exceptional items and remeasurements	5	(302)	(258)
Exceptional items and remeasurements	3	3	(13)
Total tax		(299)	(271)

Profit after tax
Before exceptional items and remeasurements		1,069	879
Exceptional items and remeasurements	3	(20)	25

Profit for the period		1,049	904

Attributable to:
Equity shareholders of the parent		1,047	908
Non-controlling interests		2	(4)

		1,049	904

Earnings per share[1]
Adjusted basic[2]	6(a)	28.4p	23.2p
Adjusted diluted[2]	6(b)	28.2p	23.1p
Basic	6(a)	27.8p	23.9p
Diluted	6(b)	27.7p	23.8p

1.	Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.
2.	Before exceptional items and remeasurements.

National Grid	2015/16 Half Year Results Statement

Consolidated statement of comprehensive income for the six months ended 30 September	2015	2014
	£m	£m

Profit for the period	1,049	904

Other comprehensive income/(loss):
Items that will never be reclassified to profit or loss
Remeasurements of net retirement benefit obligations	481	(27)
Tax on items that will never be reclassified to profit or loss	(128)	15

Total items that will never be reclassified to profit or loss	353	(12)

Items that are or may be reclassified subsequently to profit or loss
Exchange adjustments	(28)	39
Net (losses)/gains on cash flow hedges	(3)	8
Transferred to profit or loss on cash flow hedges	20	1
Net (losses)/gains on available-for-sale investments	(21)	12
Tax on items that may be reclassified subsequently to profit or loss	(2)	(4)

Total items that may be reclassified subsequently to profit or loss	(34)	56

Other comprehensive income for the period, net of tax	319	44

Total comprehensive income for the period	1,368	948

Total comprehensive income attributable to:
Equity shareholders of the parent	1,366	952
Non-controlling interests	2	(4)

	1,368	948

National Grid	2015/16 Half Year Results Statement

Consolidated statement of financial position

	Notes	30 September 2015 £m	31 March 2015 £m

Non-current assets
Goodwill		5,052	5,145
Other intangible assets		843	802
Property, plant and equipment		41,471	40,723
Other non-current assets		80	80
Pension assets		218	121
Financial and other investments		411	330
Investments in joint ventures and associates		353	318
Derivative financial assets	8	1,355	1,539

Total non-current assets		49,783	49,058

Current assets
Inventories and current intangible assets		395	340
Trade and other receivables		2,144	2,836
Financial and other investments	10	2,374	2,559
Derivative financial assets	8	177	177
Cash and cash equivalents	10	115	119

Total current assets		5,205	6,031

Total assets		54,988	55,089

Current liabilities
Borrowings	10	(2,900)	(3,028)
Derivative financial liabilities	8	(286)	(635)
Trade and other payables		(2,861)	(3,292)
Current tax liabilities		(253)	(184)
Provisions		(233)	(235)

Total current liabilities		(6,533)	(7,374)

Non-current liabilities
Borrowings	10	(23,761)	(22,882)
Derivative financial liabilities	8	(1,666)	(1,764)
Other non-current liabilities		(2,017)	(1,919)
Deferred tax liabilities		(4,494)	(4,297)
Pensions and other post-retirement benefit obligations		(2,755)	(3,379)
Provisions		(1,453)	(1,500)

Total non-current liabilities		(36,146)	(35,741)

Total liabilities		(42,679)	(43,115)

Net assets		12,309	11,974

Equity
Share capital		446	443
Share premium account		1,328	1,331
Retained earnings		15,242	14,870
Other equity reserves		(4,716)	(4,682)

Shareholders’ equity		12,300	11,962
Non-controlling interests		9	12

Total equity		12,309	11,974

National Grid	2015/16 Half Year Results Statement

Consolidated statement of changes in equity

	Notes	Share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves £m	Total share- holders’ equity £m	Non- controlling interests £m	Total equity £m
Changes in equity for the period:

At 1 April 2015		443	1,331	14,870	(4,682)	11,962	12	11,974
Profit for the period		-	-	1,047	-	1,047	2	1,049
Total other comprehensive income/(loss) for the period		-	-	353	(34)	319	-	319
Total comprehensive income/(loss) for the period		-	-	1,400	(34)	1,366	2	1,368
Equity dividends	7	-	-	(805)	-	(805)	-	(805)
Scrip dividend related share issue		3	(3)	-	-	-	-	-
Issue of treasury shares		-	-	15	-	15	-	15
Purchase of treasury shares		-	-	(245)	-	(245)	-	(245)
Purchase of own shares		-	-	(6)	-	(6)	-	(6)
Other movements in non-controlling interests		-	-	1	-	1	(5)	(4)
Share-based payment		-	-	12	-	12	-	12

At 30 September 2015		446	1,328	15,242	(4,716)	12,300	9	12,309

	Notes	Share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves £m	Total share- holders’ equity £m	Non- controlling interests £m	Total equity £m
Changes in equity for the period:

At 1 April 2014		439	1,336	14,895	(4,759)	11,911	8	11,919
Profit/(loss) for the period		-	-	908	-	908	(4)	904
Total other comprehensive (loss)/income for the period		-	-	(12)	56	44	-	44
Total comprehensive income/(loss) for the period		-	-	896	56	952	(4)	948
Equity dividends	7	-	-	(740)	-	(740)	-	(740)
Scrip dividend related share issue		4	(4)	-	-	-	-	-
Issue of treasury shares		-	-	21	-	21	-	21
Purchase of treasury shares		-	-	(34)	-	(34)	-	(34)
Purchase of own shares		-	-	(5)	-	(5)	-	(5)
Other movements in non-controlling interests		-	-	-	-	-	3	3
Share-based payment		-	-	9	-	9	-	9

At 30 September 2014		443	1,332	15,042	(4,703)	12,114	7	12,121

National Grid	2015/16 Half Year Results Statement

Consolidated cash flow statement

for the six months ended 30 September	Notes	2015 £m	2014 £m

Cash flows from operating activities
Total operating profit	2(b)	1,849	1,636
Adjustments for:
Exceptional items and remeasurements	3	(13)	(25)
Depreciation, amortisation and impairment		796	721
Share-based payment charge		12	9
Gain on exchange of associate for available-for-sale investment		(49)	-
Changes in working capital		370	423
Changes in provisions		(40)	(38)
Changes in pensions and other post-retirement benefit obligations		(244)	(159)
Cash flows relating to exceptional items		(23)	16

Cash generated from operations		2,658	2,583
Tax paid		(135)	(156)

Net cash inflow from operating activities		2,523	2,427

Cash flows from investing activities
Acquisition of investments		(78)	-
Purchases of intangible assets		(114)	(88)
Purchases of property, plant and equipment		(1,748)	(1,286)
Disposals of property, plant and equipment		1	1
Dividends received from joint ventures		35	25
Interest received		7	10
Net movements in short-term financial investments		546	343

Net cash flow used in investing activities		(1,351)	(995)

Cash flows from financing activities
Proceeds from issue of treasury shares		15	21
Purchase of treasury shares		(245)	(34)
Purchase of own shares		(6)	(5)
Proceeds from contributions by non-controlling equity interest holders		-	5
Proceeds received from loans		1,200	847
Repayment of loans		(582)	(1,452)
Net movements in short-term borrowings and derivatives		(366)	327
Interest paid		(391)	(418)
Dividends paid to shareholders		(805)	(740)

Net cash flow used in financing activities		(1,180)	(1,449)

Net decrease in cash and cash equivalents		(8)	(17)
Exchange movements		(2)	7
Net cash and cash equivalents at start of period		116	339

Net cash and cash equivalents at end of period[1]	10	106	329

1.	Net of bank overdrafts of £9m (2014: £15m).

National Grid	2015/16 Half Year Results Statement

Notes

1. Basis of preparation and new accounting standards, interpretations and amendments

The half year financial information covers the six month period ended 30 September 2015 and has been prepared under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and IFRS as adopted by the European Union, in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ and the Disclosure and Transparency Rules of the Financial Conduct Authority. The half year financial information is unaudited but has been reviewed by the auditors and their report is attached to this document.

The following standards, interpretations and amendments, issued by the IASB and by the IFRS Interpretations Committee (IFRIC), are effective for the year ending 31 March 2016. None of the pronouncements had a material impact on the Company’s consolidated results or assets and liabilities for the six month period ended 30 September 2015.

●	Amendment to IAS 19 ‘Defined Benefit Plans: Employee Contributions’;
●	Annual Improvements to IFRSs 2010-2012 Cycle;
●	Annual Improvements to IFRSs 2011-2013 Cycle.

The half year financial information has been prepared in accordance with the accounting policies expected to be applicable for the year ending 31 March 2016 and consistent with those applied in the preparation of the accounts for the year ended 31 March 2015.

In preparing this half year financial information, the areas of judgement made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 March 2015.

The half year financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. It should be read in conjunction with the statutory accounts for the year ended 31 March 2015, which were prepared in accordance with IFRS as issued by the IASB and as adopted by the European Union, and have been filed with the Registrar of Companies. The auditors’ report on these statutory accounts was unqualified and did not contain a statement under Section 498 of the Companies Act 2006.

Having made enquiries and reassessed the principal risks, the Directors consider that the Company and its subsidiary undertakings have adequate resources to continue in business, and that it is therefore appropriate to adopt the going concern basis in preparing the half year financial information.

National Grid	2015/16 Half Year Results Statement

2.  Segmental analysis

The Board of Directors is National Grid’s chief operating decision making body (as defined by IFRS 8 ‘Operating segments’). The segmental analysis is based on the information the Board of Directors uses internally for the purposes of evaluating the performance of operating segments and determining resource allocation between segments. The performance of operating segments is assessed principally on the basis of operating profit before exceptional items and remeasurements.

The following table describes the main activities for each operating segment:

UK Electricity Transmission	High voltage electricity transmission networks in Great Britain.

UK Gas Transmission	The gas transmission network in Great Britain and UK LNG storage activities.

UK Gas Distribution	Four of the eight regional networks of Great Britain’s gas distribution system.

US Regulated	Gas distribution networks, electricity distribution networks and high voltage electricity transmission networks in New York and New England and electricity generation facilities in New York.

Other activities primarily relate to non-regulated businesses and other commercial operations not included within the above segments, including: UK gas metering activities; the Great Britain-France Interconnector; UK property management; a UK LNG import terminal; US LNG operations; US unregulated transmission pipelines; together with corporate activities.

Sales between operating segments are priced having regard to the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.

The US Regulated segment typically experiences seasonal fluctuations in revenue and operating profit due to higher delivery volumes during the second half of the financial year. These seasonal fluctuations have a consequential impact on the working capital balances in the consolidated statement of financial position at 30 September 2015 when compared to 31 March 2015.

National Grid	2015/16 Half Year Results Statement

2. Segmental analysis continued

(a)    Revenue

Six months ended 30 September	2015 £m	2014 £m

Operating segments
UK Electricity Transmission	1,963	1,784
UK Gas Transmission	435	375
UK Gas Distribution	952	929
US Regulated	3,133	2,948
Other activities	478	421
Sales between segments	(107)	(93)

	6,854	6,364

Geographical areas
UK	3,695	3,377
US	3,159	2,987

	6,854	6,364

(b)    Operating profit

	Before exceptional items and remeasurements		After exceptional items and remeasurements

Six months ended 30 September	2015 £m	2014 £m	2015 £m	2014 £m

Operating segments
UK Electricity Transmission	610	687	610	687
UK Gas Transmission	159	110	159	110
UK Gas Distribution	428	434	428	434
US Regulated*	351	273	364	298
Other activities*	288	107	288	107

	1,836	1,611	1,849	1,636

Geographical areas
UK	1,441	1,404	1,441	1,404
US	395	207	408	232

	1,836	1,611	1,849	1,636

Reconciliation to profit before tax:
Operating profit	1,836	1,611	1,849	1,636
Finance income	6	9	6	9
Finance costs	(499)	(501)	(535)	(488)
Share of post-tax results of joint ventures and associates	28	18	28	18

Profit before tax	1,371	1,137	1,348	1,175

*2014 reflects reclassification of £34m of financial controls remediation costs from other activities to US Regulated business

National Grid	2015/16 Half Year Results Statement

3. Exceptional items and remeasurements

Exceptional items and remeasurements are items of income and expenditure that, in the judgment of management, should be disclosed separately on the basis that they are important to an understanding of our financial performance and may significantly distort the comparability of financial performance between periods. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not effective. No items have been classified as exceptional in the six months ended 30 September 2015 (2014: none).

Six months ended 30 September	2015 £m	2014 £m

Included within operating profit:
Remeasurements – commodity contracts[1]	13	25

Included within finance costs:
Remeasurements – net (losses)/gains on derivative financial instruments[1]	(36)	13

Total included within profit before tax	(23)	38

Included within tax:
Tax on remeasurements[1]	3	(13)

	3	(13)

Total exceptional items and remeasurements after tax	(20)	25

Analysis of exceptional items and remeasurements after tax:
Total remeasurements after tax	(20)	25

Total	(20)	25

1.	Remeasurements

i.	Commodity contracts represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred.

ii.	Net (losses)/gains on derivative financial instruments comprise (losses)/gains arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in other comprehensive income or which are offset by adjustments to the carrying value of debt.

National Grid	2015/16 Half Year Results Statement

4. Finance income and costs

Six months ended 30 September	2015	2014
	£m	£m

Interest income on financial instruments	6	9

Finance income	6	9

Net interest on pensions and other post-retirement benefit obligations	(54)	(49)
Interest expense on financial instruments	(440)	(482)
Unwinding of discount on provisions	(35)	(32)
Other interest	(23)	(1)
Less: interest capitalised	53	63

Finance costs before exceptional items and remeasurements	(499)	(501)

Net (losses)/gains on derivative financial instruments included in remeasurements	(36)	13

Exceptional items and remeasurements included within finance costs	(36)	13

Finance costs	(535)	(488)

Net finance costs	(529)	(479)

5. Tax

The tax charge for the period, excluding tax on exceptional items and remeasurements, is £302m (2014: £258m). The effective tax rate of 22.0% (2014: 22.7%) for the period is based on the best estimate of the weighted average annual income tax rate by jurisdiction expected for the full year. The current period rate reflects the seasonality of earnings in the US. For the full year we expect the Group effective tax rate to be around 24%, excluding tax on exceptional items and remeasurements. The effective tax rate for the year ended 31 March 2015 was 24.2%.

The Finance Act 2013 enacted reductions in the UK corporation tax rate to 20% from 1 April 2015 (2014: to 21%). Deferred tax balances are currently reported at the 20% rate. A reduction in the corporation tax rate to 19% from April 2017 and a further reduction to 18% from April 2020 was announced in the 2015 Summer Budget. Although these reductions in the UK corporation tax rate have now been substantively enacted, they had not been as at the reporting date and consequently are not reflected in these interim financial statements. Following the change in rates becoming substantively enacted the Group will finalise its assessment during the second half of this year of the estimated impact on deferred tax, based on the latest projections of when the deferred tax balances will reverse.

National Grid	2015/16 Half Year Results Statement

6. Earnings per share

Adjusted earnings per share, excluding exceptional items and remeasurements, are provided to reflect the business performance subtotals used by the Group. For further details of exceptional items and remeasurements, see note 3.

(a) Basic earnings per share

Six months ended 30 September	2015 Earnings £m	2015 Earnings per share pence	2014 Earnings £m	2014[1] Earnings per share pence

Adjusted earnings	1,067	28.4	883	23.2
Exceptional items after tax	-	-	-	-
Remeasurements after tax	(20)	(0.6)	25	0.7

Earnings	1,047	27.8	908	23.9

		millions		millions

Weighted average number of shares – basic[1]		3,761		3,802

1.	Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

(b) Diluted earnings per share

Six months ended 30 September	2015 Earnings £m	2015 Earnings per share pence	2014 Earnings £m	2014[1] Earnings per share pence

Adjusted diluted earnings	1,067	28.2	883	23.1
Exceptional items after tax	-	-	-	-
Remeasurements after tax	(20)	(0.5)	25	0.7

Diluted earnings	1,047	27.7	908	23.8

		millions		millions

Weighted average number of shares – diluted[1]		3,777		3,821

1.	Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

National Grid	2015/16 Half Year Results Statement

7. Dividends

Six months ended 30 September	2015	2015	2015	2014	2014	2014
	pence per share	Cash dividend paid £m	Scrip dividend £m	pence per share	Cash dividend paid £m	Scrip dividend £m

Ordinary dividends
Final – year ended 31 March 2015	28.16	805	248	-	-	-
Final – year ended 31 March 2014	-	-	-	27.54	740	289

The Directors are proposing an interim dividend of 15.00p per share to be paid in respect of the year ending 31 March 2016. This would absorb approximately £562 million of shareholders’ equity. An interim dividend for the year ended 31 March 2015 of 14.71p per share was paid in January 2015. The cash dividend paid was £531 million with an additional £26 million settled via scrip issues.

8. Fair value measurement

Carrying values and fair values of certain financial assets and liabilities

Certain of the Group’s financial instruments are measured at fair value. The following table categorises these financial assets and liabilities by the valuation methodology applied in determining their fair value using the fair value hierarchy described on page 147 of the Annual Report and Accounts 2014/15.

	30 September 2015				31 March 2015

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Assets
Available-for-sale investments	982	334	-	1,316	1,315	247	-	1,562
Derivative financial instruments	-	1,532	-	1,532	-	1,702	14	1,716
Commodity contracts	-	31	43	74	-	22	42	64

	982	1,897	43	2,922	1,315	1,971	56	3,342

Liabilities
Derivative financial instruments	-	(1,777)	(175)	(1,952)	-	(2,219)	(180)	(2,399)
Commodity contracts	-	(112)	(57)	(169)	-	(87)	(84)	(171)

	-	(1,889)	(232)	(2,121)	-	(2,306)	(264)	(2,570)

Total	982	8	(189)	801	1,315	(335)	(208)	772

Financial assets and liabilities in the Group’s consolidated statement of financial position are either held at fair value or the carrying value if it approximates to fair value, with the exception of borrowings, which are held at amortised cost.

The estimated fair value of total borrowings using market values at 30 September 2015 is £29,415 million (31 March 2015: £30,103 million).

Our level 1 available-for-sale investments are valued using quoted prices from liquid markets.

Our level 2 available-for-sale investments are valued using quoted prices for similar instruments in active markets, or quoted prices for identical or similar instruments in inactive markets. Alternatively, they are valued using models where all significant inputs are based directly or indirectly on observable market data. Our level 2 derivative financial instruments include cross-currency, interest rate and foreign exchange derivatives. We value our level 2 derivatives by discounting all future cash flows by externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties. These derivatives can be priced using liquidly traded interest rate swaps and foreign exchange rates, therefore we classify our vanilla trades as level 2 under the IFRS 13 framework.

National Grid	2015/16 Half Year Results Statement

8. Fair value measurement continued

Our level 2 commodity contracts include over-the-counter (OTC) gas swaps and power swaps as well as forward physical gas deals. We value our contracts based on market data obtained from the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE) where monthly prices are available. We discount based on externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties and liquidity in the market. Our commodity contracts can be priced using liquidly traded swaps, therefore we classify our vanilla trades as level 2 under the IFRS 7 framework.

Our level 3 derivative financial instruments include cross-currency swaps with an embedded call option, equity call options, currency swaps where the currency forward curve is illiquid and inflation linked swaps where the inflation curve is illiquid. In valuing these instruments a third-party valuation is obtained to support each reported fair value.

Our level 3 commodity contracts primarily consist of our forward purchases of electricity and gas where pricing inputs are unobservable, as well as other complex transactions. Complex transactions can introduce the need for internally developed models based on reasonable assumptions. Industry standard valuation techniques such as the Black-Scholes pricing model and Monte Carlo simulation are used for valuing such instruments. Level 3 is also applied in cases when optionality is present or where an extrapolated forward curve is considered unobservable. All published forward curves are verified to market data; if forward curves differ from market data by 5% or more they are considered unobservable.

As disclosed in note 3, gains/losses on our recurring financial instruments are recorded in remeasurements in the consolidated income statement.

The impacts on a post-tax basis of reasonably possible changes in significant level 3 assumptions are as follows:

Six months ended 30 September	Derivative financial instruments 2015[3] £m	Derivative financial instruments 2014[3] £m	Commodity contracts 2015[3] £m	Commodity contracts 2014[3] £m

10% increase in commodity prices	-	-	2	27
10% decrease in commodity prices	-	-	(2)	(10)
Volume forecast uplift[1]	-	-	(1)	(1)
Volume forecast reduction[1]	-	-	2	2
+10% market area price change	-	-	(2)	-
-10% market area price change	-	-	-	-
+20 basis point increase in Limited Price Inflation (LPI) market curve[2]	(77)	(62)	-	-
-20 basis point decrease in LPI market curve[2]	75	60	-	-

1.	Volumes were flexed using maximum and minimum historical averages, or by >10% where historical averages were not available.
2.	A reasonably possible change in assumption of other level 3 derivative financial instruments is unlikely to result in a material change in fair values.
3.	Tax rates applied above; Derivative financial instruments 20% (2014: 21%), Commodity contracts 40% (2014: 40%).

Movements in the six months to 30 September for financial instruments measured using level 3 valuation methods are presented below:

	Derivative financial instruments[1] 2015 £m	Derivative financial instruments[1] 2014 £m	Commodity contracts [2] 2015 £m	Commodity contracts[2] 2014 £m

At 1 April	(166)	(100)	(42)	(58)
Net gains/(losses) for the period	2	(10)	(13)	(8)
Purchases	-	-	11	(3)
Settlements	(11)	(2)	30	48

At 30 September	(175)	(112)	(14)	(21)

1.	Gains of £6m (2014: loss of £10m) are attributable to derivative financial instruments held at the end of the reporting period.
2.	Losses of £1m (2014: £10m) are attributable to commodity contract financial instruments held at the end of the reporting period.
3.	There were no reclassifications or transfers out of level 3 (2014: none).

National Grid	2015/16 Half Year Results Statement

9. Reconciliation of net cash flow to movement in net debt

Six months ended 30 September	2015	2014
	£m	£m

Decrease in cash and cash equivalents	(8)	(17)
Decrease in financial investments	(546)	(343)
(Increase)/decrease in borrowings and related derivatives	(252)	278
Net interest paid on the components of net debt	384	394

Change in net debt resulting from cash flows	(422)	312
Changes in fair value and exchange movements	235	(346)
Net interest charge on the components of net debt	(434)	(471)
Other non-cash movements	(56)	(49)

Movement in net debt (net of related derivative financial instruments) in the period	(677)	(554)
Net debt (net of related derivative financial instruments) at start of period	(23,915)	(21,190)

Net debt (net of related derivative financial instruments) at end of period	(24,592)	(21,744)

10. Net debt

	30 September 2015	31 March 2015
	£m	£m

Cash and cash equivalents	115	119
Bank overdrafts	(9)	(3)

Net cash and cash equivalents	106	116
Financial investments	2,374	2,559
Borrowings (excluding bank overdrafts)	(26,652)	(25,907)

	(24,172)	(23,232)

Net debt related derivative financial assets	1,532	1,716
Net debt related derivative financial liabilities	(1,952)	(2,399)

Net debt (net of related derivative financial instruments)	(24,592)	(23,915)

11. Commitments and contingencies

At 30 September 2015 there were commitments for future capital expenditure contracted but not provided for of £1,977 million (31 March 2015: £2,360 million).

We also have other commitments relating primarily to commodity purchase contracts, operating leases and contingencies in the form of certain guarantees and letters of credit. These commitments and contingencies are described in further detail on page 136 of the Annual Report and Accounts 2014/15.

Litigation and claims

Through the ordinary course of our operations, we are party to various litigation, claims and investigations. We do not expect the ultimate resolution of any of these proceedings to have a material adverse effect on our results of operations, cash flows or financial position.

National Grid	2015/16 Half Year Results Statement

12. Exchange rates

The consolidated results are affected by the exchange rates used to translate the results of our US operations and US dollar transactions. The US dollar to pound sterling exchange rates used were:

30 September	2015	2014	Year ended 31 March 2015

Closing rate applied at period end	1.51	1.62	1.49
Average rate applied for the period	1.54	1.68	1.58

13. Related party transactions

Related party transactions in the six months ended 30 September 2015 were the same in nature to those disclosed on page 137 of the Annual Report and Accounts 2014/15. There were no related party transactions in the period that have materially affected the financial position or performance of the Group.

14. Principal risks and uncertainties

The principal risks and uncertainties which could affect National Grid for the remaining six months of the financial year are consistent with those disclosed for the year ended 31 March 2015 on pages 39 to 41 and pages 173 to 176 of the Annual Report and Accounts 2014/15. Our overall risk management process is designed to identify, assess and prioritise, manage, and mitigate our business risks, including financial risks.

The principal risks and uncertainties included in the Annual Report and Accounts 2014/15 are as follows:

●	Aspects of the work we do could potentially harm employees, contractors, members of the public or the environment.
●	We may suffer a major network failure or interruption, or may not be able to carry out critical operations due to the failure of infrastructure, data, technology or a lack of supply.
●	Changes in law or regulation or decisions by governmental bodies or regulators could materially adversely affect us.
●	Current and future business performance may not meet our expectations or those of our regulators and shareholders.
●

Failure to respond to external market developments and execute our growth strategy may negatively affect our performance. Conversely, new businesses or activities that we undertake alone or with partners may not deliver target outcomes and may expose us to additional operational and financial risk.

●	Changes in foreign currency rates, interest rates or commodity prices could materially impact earnings or our financial condition.
●	Our results of operations could be affected by inflation or deflation.
●	We may be required to make significant contributions to fund pension and other post-retirement benefits.
●	An inability to access capital markets at commercially acceptable interest rates could affect how we maintain and grow our businesses.
●	Customers and counterparties may not perform their obligations.
●

We may fail to attract, develop and retain employees with the competencies, including leadership and business capabilities, values and behaviours required to deliver our strategy and vision and ensure they are engaged to act in our best interests.

15. National Grid plc to adopt FRS 101 in company financial statements

National Grid plc (the Company) prepares its annual company financial statements in accordance with UK GAAP. The Financial Reporting Council, which is responsible for UK accounting standards, has withdrawn the previous accounting standards and issued new financial reporting standards. Under the new financial reporting standards, the Company may choose to adopt either FRS 101 or FRS 102 to prepare its company financial statements for the year ending 31 March 2016. The Company intends to adopt FRS 101. Under FRS 101, accounting policies would be most closely aligned with those currently applied by the Company and with those adopted in the Company’s consolidated accounts, which are prepared in accordance with International Financial Reporting Standards (IFRS).

No significant change to the recognition and measurement of the Company’s results, assets or liabilities is expected as a result of the adoption of FRS 101.

National Grid	2015/16 Half Year Results Statement

Statement of Directors’ Responsibilities

The half year financial information is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half year report in accordance with the Disclosure and Transparency Rules (DTR) of the United Kingdom’s Financial Conduct Authority.

The Directors confirm that the financial information has been prepared in accordance with IAS 34 as issued by the International Accounting Standards Board and as adopted by the European Union, and that the half year report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.

The Directors of National Grid plc are as listed in the National Grid plc Annual Report for the year ended 31 March 2015.

By order of the Board

Steve Holliday	Andrew Bonfield
9 November 2015	9 November 2015

Chief Executive	Finance Director

National Grid	2015/16 Half Year Results Statement

Independent review report to National Grid plc

Report on the condensed consolidated interim financial statements

Our conclusion

We have reviewed National Grid plc’s condensed consolidated interim financial statements (the “interim financial statements”) in the half year financial information of National Grid plc for the six month period ended 30 September 2015. Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

What we have reviewed

The interim financial statements comprise:

●	the consolidated interim statement of financial position as at 30 September 2015;
●	the consolidated interim income statement and consolidated statement of comprehensive income for the period then ended;
●	the consolidated interim cash flow statement for the period then ended;
●	the consolidated interim statement of changes in equity for the period then ended; and
●	the explanatory notes to the interim financial statements.

The interim financial statements included in the half year financial information have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors

The half year financial information, including the interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half year financial information in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Our responsibility is to express a conclusion on the interim financial statements in the half year financial information based on our review. This report, including the conclusion, has been prepared for and only for the Company for the purpose of complying with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What a review of interim financial statements involves

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the half year financial information and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants

9 November 2015, London

The maintenance and integrity of the National Grid plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim financial statements since they were initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.